Exhibit 99.1

Yiren Digital Reports First Quarter 2020 Financial Results

BEIJING — June 23, 2020 — Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading fintech company in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Operational Highlights

Wealth Management—Yiren Wealth

•                          Cumulative number of investors served reached 2,218,181 as of March 31, 2020, representing an increase of 0.3% from 2,210,530 as of December 31, 2019 and compared to 2,159,771 as of March 31, 2019.

•                          Number of current investors was 220,568 as of March 31, 2020, representing a decrease of 10.5% from 246, 561 as of December 31, 2019.

•                          Number of current non-P2P investors was 26,346 as of March 31, 2020, representing an increase of 23.3% from 21,360 as of December 31, 2019 and compared to 19,236 as of March 31, 2019.

•                          Total assets under administration (“AUA”) for P2P products on Yiren Wealth was RMB 30,536.4 million (US$ 4,312.6 million) as of March 31, 2020, representing a decrease of 10.9% from RMB 34,264.8 million as of December 31, 2019, and compared to RMB 46,236.7 million as of March 31, 2019.

•                          Total AUA for non-P2P products on Yiren Wealth was RMB 1,713.1 million (US$241.9 million) as of March 31, 2020, representing an increase of 66.8% from RMB 1,026.9 million as of December 31, 2019 and compared to RMB 424.9 million as of March 31, 2019.

•                          Sales volume of non-P2P products amounted to RMB 2,163.3 million (US$ 305.5 million) in the first quarter of 2020, representing a decrease of 15.1% from RMB 2,548.4 million in the fourth quarter of 2019 and compared to RMB 328.7 million in the same period of 2019.

Consumer Credit—Yiren Credit

•                          Total loan originations in the first quarter of 2020 reached RMB 1.8 billion (US$0.3 billion), representing a decrease of 77.0% from RMB 8.0 billion in the fourth quarter of 2019 and compared to RMB 10.9 billion in the first quarter of 2019.

•                          Cumulative number of borrowers served reached 4,810,184 as of March 31, 2020, representing an increase of 2.4% from 4,695,487 as of December 31, 2019 and compared to 4,405,115 as of March 31, 2019.

•                          Number of borrowers served in the first quarter of 2020 was 115,420, representing a decrease of 8.1% from 125,622 in the fourth quarter of 2019 and compared to 149,715 in the first quarter of 2019.

•                          The percentage of loan volume generated by repeat borrowers was 4.9% in the first quarter of 2020.

•                          51.4% of loan originations were generated online in the first quarter of 2020.

•                          Total outstanding principal balance of performing loans reached RMB 42,063.0 million (US$ 5,940.4 million) as of March 31,2020, representing a decrease of 17.8% from RMB 51,157.3 million as of December 31, 2019.

“During this unprecedented time, our core businesses remained stable while we made substantial progress to diversify and enrich our business lines as we continue our business transformation into China’s leading digital financial service platforms for consumers.” said Mr. Ning Tang, Chairman and Chief Executive Officer of Yiren Digital. “We are making good progress in expanding our creditech business with new products and services and through rapidly ramping up institutional funding. Meanwhile, our wealth management has seen strong growth despite the pandemic situation, especially for non-P2P wealth management products and services.

“For credit business, we have rolled out a series of new products to provide a full spectrum of credit services and meet broader needs for mainstream consumers’ daily financing, including small-ticket-shorter-tenor loans, auto loans and SME loans. For the micro and small loans, we launched our products and services partnering with online consumption platforms. To fully leverage our nationwide service network coverage, we have rolled out auto loans targeted at second-handed cars, and the business has shown encouraging early growth momentum.”

“On the wealth management front, non-P2P products are increasingly popular among investors and have seen strong growth. As of March 31, 2020, the total AUA for non-P2P products on Yiren Wealth grew to RMB 1,713.1 million, representing a 66.8% quarter-over-quarter growth and 303.2% year-over-year growth. Particularly we see strong demand of our fund products during the first quarter, with a 56.8% quarter-over-quarter growth of AUA driven by our new product offerings and also customers’ strong demand, we expect this growth trends to continue through the year.”

“Under the challenging operating environment amid the pandemic in the first quarter of 2020, we maintained strong liquidity and profitability,” said Mr. Zhong Bi, Chief Financial Officer of Yiren Digital. “Despite significant business volume drop during the quarter, our strong cost control and operation efficiency efforts have kept our business at a profit and good cash position. Our cash and cash equivalents remained stable at RMB 3.2 billion. Our usable cash maintained at a healthy level at RMB 3.6 billion and we believe we are on solid footing in the dynamic environment.”

“For credit performance and the risk management, overall, early delinquencies increased in the first quarter and reached its peak at the end of March due to the pandemic situation before it quickly declined in April and returned to near pre-pandemic level in May.” said Mr. Michael Ji, Chief Risk Officer of Yiren Digital. “Visible progress has been made in prioritizing our business toward higher-quality customers, which was reflected in risk performance and we are glad to see essential improvement trend in 2019 and we expect a more substantially improved trend in 2020.”

First Quarter 2020 Financial Results

Total amount of loans facilitated in the first quarter of 2020 was RMB 1,839.5 million (US$259.8 million), compared to RMB 10,934.9 million in the same period last year. As of March 31, 2020, the total outstanding principal amount of the performing loans was RMB 42.1 billion (US$5.9 billion), decreased by 17.8% from RMB 51.2 billion as of December 31 2019.

Total net revenue in the first quarter of 2020 was RMB 1,023.7 million (US$144.6 million), compared to RMB 1,980.4 million in the same period last year. Revenue from Yiren Credit reached RMB 607.8 million (US$ 85.8 million), representing a decrease of 58.3% from RMB 1,459.0 million in the first quarter of 2019. Revenue from Yiren Wealth reached RMB 415.9 million (US$58.7 million), representing a decrease of 20.2% from RMB 521.4 million in the first quarter of 2019.

Sales and marketing expenses in the first quarter of 2020 were RMB 616.4 million (US$87.1 million), compared to RMB 1,127.9 million in the same period last year. Sales and marketing expenses in the first quarter of 2020 accounted for 33.5% of the total amount of loans facilitated, as compared to 10.3% in the same period last year mainly due to the decline of loan volume.

Origination and servicing costs in the first quarter of 2020 were RMB 102.9 million (US$14.5 million), compared to RMB 172.1 million in the same period last year. Origination and servicing costs in the first quarter of 2020 accounted for 5.6% of the total amount of loans facilitated, compared to 1.6% in the same period last year due to the decline of loan volume.

General and administrative expenses in the first quarter of 2020 were RMB 149.0 million (US$21.0 million), compared to RMB 257.7 million in the same period last year. General and administrative expenses in the first quarter of 2020 accounted for 14.6% of the total net revenue, compared to 13.0% in the same period last year.

Allowance for contract assets and receivables in the first quarter of 2020 were RMB 143.4 million (US$20.3 million), compared to RMB 191.1 million in the same period last year.

Income tax expense in the first quarter of 2020 was RMB 3.9 million (US$0.6 million).

Net income in the first quarter of 2020 was RMB 19.2 million (US$2.7 million), compared to RMB 369.1 million in the same period last year.

Adjusted EBITDA (non-GAAP) in the first quarter of 2020 was RMB 29.8 million (US$4.2 million), compared to an adjusted EBITDA of RMB 469.0 million in the same period last year. Adjusted EBITDA margin1 (non-GAAP) in the first quarter of 2020 was 2.9%, compared to 23.7% in the same period last year.

1 Adjusted EBITDA margin is a non-GAAP financial measure calculated as adjusted EBITDA divided by total net revenue.

Basic income per ADS in the first quarter of 2020 was RMB 0.21 (US$0.03), compared to a basic income per ADS of RMB 3.99 in the same period last year.

Diluted income per ADS in the first quarter of 2020 was RMB 0.21 (US$0.03), compared to a diluted income per ADS of RMB 3.96 in the same period last year.

Net cash generated from operating activities in the first quarter of 2020 was RMB 557.8 million (US$78.8 million), compared to net cash used in operating activities of RMB 658.4 million in the same period last year.

Net cash used in investing activities in the first quarter of 2020 was RMB 524.5 million (US$74.1 million), compared to RMB 249.9 million in the same period last year.

As of March 31, 2020, cash and cash equivalents was RMB 3,195.0 million (US$451.2 million), compared to RMB 3,198.1 million as of December 31, 2019. As of March 31, 2020, the balance of held-to-maturity investments was RMB 4.4 million (US$0.6 million), compared to RMB 6.6 million as of December 31, 2019. As of March 31, 2020, the balance of available-for-sale investments was RMB 456.1 million (US$64.4 million), compared to RMB 461.0 million as of December 31, 2019.

Delinquency rates. As of March 31, 2020, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 1.6%, 4.1%, and 3.2%, respectively compared to 1.2%, 2.0%, and 1.7%,as of December 31, 2019.

Cumulative M3+ net charge-off rates. As of March 31, 2020, the cumulative M3+ net charge-off rate for loans originated in 2017 was 16.5%, compared to 16.0% as of December 31, 2019. As of March 31, 2020, the cumulative M3+ net charge-off rate for loans originated in 2018 was 15.8%, compared to 13.8% as of December 31, 2019. As of March 31, 2020, the cumulative M3+ net charge-off rate for loans originated in 2019 was 5.2%, compared to 3.1% as of December 31, 2019.

Accounting Policy Change

Effective January 1, 2020, the Company adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This guidance replaces the existing “incurred loss” methodology, and introduces a forward-looking expected loss approach referred to as a current expected credit losses (“CECL”) methodology. Under the incurred loss methodology, credit losses are recognized only when the losses are probable of having been incurred. The CECL methodology requires that the full amount of expected credit losses for the lifetime be recorded at the time the financial asset is originated or acquired, and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses.

The CECL methodology is applicable to estimation of credit losses of financial assets measured at amortized cost, primarily including accounts receivable, contract assets, financing receivables and other receivables. As a result, the Company recognized the cumulative effect as a decrease of approximately RMB 26.1 million to the opening balances of accumulated deficit on January 1, 2020.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 7.0808 to US$1.00, the effective noon buying rate on March 31, 2020, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on June 23, 2020 (or 8:00 a.m. Beijing/Hong Kong Time on June 24, 2020).

Participants who wish to join the call should register online in advance of the conference at:

http://apac.directeventreg.com/registration/event/2773237

Please note the Conference ID number of 2773237

Once registration is completed, participants will receive the dial-in information for the conference call, an event passcode, and a unique registrant ID number.

Participants joining the conference call should dial-in at least 10 minutes before the scheduled start time.

A replay of the conference call may be accessed by phone at the following numbers until July 1, 2020:

International	+61 2-8199-0299
U.S.	+1 646-254-3697
Replay Access Code:	2773237

Additionally, a live and archived webcast of the conference call will be available at ir.yirendai.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital’s control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. (NYSE: YRD) is a leading fintech company in China, providing both credit and wealth management services. For its credit business, the Company provides an effective solution to address largely underserved investor and individual borrower demand in China through online and offline channels to efficiently match borrowers with investors and execute loan transactions. Yiren Digital deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yiren Digital’s marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For its wealth management business, the Company targets China’s mass affluent population and strives to provide customized wealth management services, with a combination of long-term and short-term targets as well as different types of investments, ranging from cash and fixed-income assets, to funds and insurance. For more information, please visit ir.Yirendai.com.

For investor and media inquiries, please contact:

Yiren Digital

Investor Relations

Email: ir@Yirendai.com

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	USD
Net revenue:
Loan facilitation services	1,055,046	358,541	50,636
Post-origination services	296,279	146,520	20,693
Account management services	488,340	413,166	58,350
Others	140,743	105,433	14,890
Total net revenue	1,980,408	1,023,660	144,569
Operating costs and expenses:
Sales and marketing	1,127,945	616,441	87,058
Origination and servicing	172,123	102,918	14,535
General and administrative	257,707	149,041	21,049
Allowance for contract assets and receivables	191,104	143,385	20,250
Total operating costs and expenses	1,748,879	1,011,785	142,892
Other income/(expenses):
Interest income, net	23,875	25,116	3,547
Fair value adjustments related to Consolidated ABFE	34,998	(26,020)	(3,675)
Others, net	160,223	12,184	1,721
Total other income/(expenses)	219,096	11,280	1,593
Income before provision for income taxes	450,625	23,155	3,270
Share of results of equity investees	(4,957)	—	—
Income tax expense	76,534	3,936	556
Net income	369,134	19,219	2,714

Weighted average number of ordinary shares outstanding, basic	185,126,457	185,600,961	185,600,961
Basic income per share	1.9940	0.1036	0.0146
Basic income per ADS	3.9880	0.2072	0.0292

Weighted average number of ordinary shares outstanding, diluted	186,578,885	186,166,429	186,166,429
Diluted income per share	1.9784	0.1032	0.0146
Diluted income per ADS	3.9568	0.2064	0.0292

Unaudited Condensed Consolidated Cash Flow Data
Net cash (used in)/ generated from operating activities	(658,435)	557,762	78,771
Net cash used in investing activities	(249,931)	(524,479)	(74,070)
Net cash provided by/ (used in) financing activities	493,389	(65,637)	(9,270)
Effect of foreign exchange rate changes	(2,196)	1,206	170
Net decrease in cash, cash equivalents and restricted cash	(417,173)	(31,148)	(4,399)
Cash, cash equivalents and restricted cash, beginning of period	3,034,484	3,269,142	461,691
Cash, cash equivalents and restricted cash, end of period	2,617,311	3,237,994	457,292

Unaudited Condensed Consolidated Balance Sheets

 (in thousands)

	As of
	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	USD

Cash and cash equivalents	3,198,086	3,194,993	451,219
Restricted cash	71,056	43,001	6,073
Accounts receivable	3,398	33,902	4,788
Contract assets, net	2,398,685	1,873,548	264,596
Contract cost	160,003	149,917	21,172
Prepaid expenses and other assets	1,333,221	868,462	122,651
Loans at fair value	418,492	313,267	44,242
Financing receivables	29,612	33,381	4,714
Amounts due from related parties	988,853	1,583,859	223,684
Held-to-maturity investments	6,627	4,399	621
Available-for-sale investments	460,991	456,061	64,408
Property, equipment and software, net	195,855	188,880	26,675
Deferred tax assets	45,407	42,084	5,943
Right-of-use assets	334,134	291,028	41,101
Total assets	9,644,420	9,076,782	1,281,887
Accounts payable	43,583	39,068	5,517
Amounts due to related parties	106,645	112,034	15,822
Liabilities from quality assurance program and guarantee	4,397	3,487	492
Deferred revenue	358,203	254,933	36,003
Accrued expenses and other liabilities	2,338,745	1,946,205	274,858
Refund liability	1,801,535	1,760,942	248,692
Deferred tax liabilities	218,888	216,304	30,549
Lease liabilities	282,334	259,197	36,606
Total liabilities	5,154,330	4,592,170	648,539
Ordinary shares	121	121	17
Additional paid-in capital	5,038,691	5,045,268	712,528
Treasury stock	(37,097)	(37,097)	(5,239)
Accumulated other comprehensive income	21,855	18,671	2,637
Accumulated deficit	(533,480)	(542,351)	(76,595)
Total (deficit)/ equity	4,490,090	4,484,612	633,348
Total liabilities and equity	9,644,420	9,076,782	1,281,887

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of investors and percentages)

	For the Three Months Ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	USD
Operating Highlights
Amount of p2p investment	11,435,588	5,203,747	734,909
Number of p2p investors	200,780	78,256	78,256
Amount of non-p2p investment	328,708	2,163,313	305,518
Number of non-p2p investors	14,022	18,809	18,809
Amount of loans facilitated	10,934,923	1,839,454	259,781
Number of borrowers	149,715	115,420	115,420
Remaining principal of performing loans	63,213,843	42,063,039	5,940,436

Segment Information
Wealth management:
Revenue	521,434	415,876	58,733
Sales and marketing expenses	143,904	67,326	9,508

Consumer credit:
Revenue	1,458,974	607,784	85,836
Sales and marketing expenses	984,041	549,115	77,550

Reconciliation of Adjusted EBITDA
Net income	369,134	19,219	2,714
Interest income, net	(23,875)	(25,116)	(3,547)
Income tax expense	76,534	3,936	556
Depreciation and amortization	32,502	27,171	3,837
Share-based compensation	14,699	4,541	641
Adjusted EBITDA	468,994	29,751	4,201
Adjusted EBITDA margin	23.7%	2.9%	2.9%

Delinquency Rates

	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2015	0.7%	1.2%	0.9%
December 31, 2016	0.6%	0.9%	0.8%
December 31, 2017	0.8%	1.0%	0.8%
December 31, 2018	1.0%	1.8%	1.7%
December 31, 2019	1.2%	2.0%	1.7%
March 31, 2020	1.6%	4.1%	3.2%

Online Channels
December 31, 2015	0.5%	0.8%	0.6%
December 31, 2016	0.5%	0.9%	0.8%
December 31, 2017	1.1%	1.1%	0.9%
December 31, 2018	1.2%	2.3%	2.2%
December 31, 2019	1.6%	2.9%	2.5%
March 31, 2020	1.9%	5.2%	3.8%

Offline Channels
December 31, 2015	0.7%	1.2%	1.0%
December 31, 2016	0.6%	0.9%	0.8%
December 31, 2017	0.6%	0.9%	0.7%
December 31, 2018	0.9%	1.6%	1.5%
December 31, 2019	1.0%	1.7%	1.5%
March 31, 2020	1.6%	3.7%	3.1%

M3+ Net Charge-Off Rate

Loan Issued Period	Amount of Loans Facilitated During the Period	Accumulated M3+ Net Charge-Off as of March 31, 2020	Total Net Charge-Off Rate as of March 31, 2020
	(in RMB thousands)	(in RMB thousands)
2015	53,143,029	4,455,505	8.4%
2016	53,805,112	5,071,489	9.4%
2017	69,883,293	11,506,013	16.5%
2018	63,176,149	9,989,880	15.8%
2019	39,103,048	2,018,636	5.2%

M3+ Net Charge-Off Rate

Loan Issued Period	Month on Book
	4	7	10	13	16	19	22	25	28	31	34
2015Q1	0.8%	2.0%	3.4%	4.7%	5.7%	6.5%	7.1%	7.5%	7.7%	7.8%	7.8%
2015Q2	0.8%	2.3%	3.8%	5.2%	6.4%	7.3%	7.9%	8.3%	8.5%	8.7%	8.8%
2015Q3	0.4%	1.6%	3.1%	4.4%	5.6%	6.5%	7.1%	7.6%	7.9%	8.1%	8.4%
2015Q4	0.4%	1.6%	3.1%	4.4%	5.5%	6.3%	6.9%	7.4%	7.9%	8.3%	8.5%
2016Q1	0.3%	1.2%	2.5%	3.6%	4.5%	5.2%	5.8%	6.4%	7.0%	7.4%	7.6%
2016Q2	0.4%	1.6%	3.1%	4.3%	5.2%	6.0%	6.8%	7.6%	8.1%	8.4%	8.7%
2016Q3	0.3%	1.6%	3.1%	4.3%	5.4%	6.6%	7.8%	8.6%	9.2%	9.5%	9.8%
2016Q4	0.2%	1.5%	2.9%	4.4%	5.9%	7.4%	8.4%	9.3%	10.0%	10.4%	10.7%
2017Q1	0.3%	1.5%	3.2%	5.1%	7.1%	8.6%	9.8%	10.8%	11.5%	12.0%	12.2%
2017Q2	1.1%	2.9%	5.6%	8.4%	10.4%	12.1%	13.5%	14.5%	15.3%	15.8%
2017Q3	0.3%	2.9%	6.4%	9.1%	11.6%	13.6%	15.0%	16.2%	16.9%
2017Q4	0.5%	3.9%	7.3%	10.5%	13.2%	15.3%	16.9%	18.0%
2018Q1	0.4%	3.0%	6.6%	10.1%	12.9%	15.2%	16.9%
2018Q2	0.5%	3.6%	7.4%	10.8%	13.6%	15.8%
2018Q3	0.4%	3.0%	6.2%	9.1%	11.7%
2018Q4	0.3%	2.5%	5.6%	8.6%
2019Q1	0.2%	2.5%	5.6%
2019Q2	0.3%	2.9%
2019Q3	0.3%